UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Consumers Financial Corporation (Name of Issuer)
Common Stock, stated value $.01 per share (Title of Class of Securities)
210520102 (CUSIP Number)
Donald J. Hommel 132 Spruce Street Cedarhurst, NY 11516 (516) 792-0900 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 28, 2002 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 210520102

1.	Names of Reporting Persons. CFC Partners, Ltd. I.R.S. Identification No. 13-4208939

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization State of New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,700,000 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 2,700,000 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person CO
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SCHEDULE 13D
CUSIP No. 210520102

1.	Names of Reporting Persons. Donald J. Hommel (Reporting as Chairman of the Board, President and one-third owner of CFC Partners, Ltd.) I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO (Personal funds contributed to the working capital of CFC Partners, Ltd.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,700,000 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,700,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 210520102

1.	Names of Reporting Persons. Shalom S. Maidenbaum (Reporting as Vice President, Secretary and one-third owner of CFC Partners, Ltd.) I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO (Personal funds contributed to the working capital of CFC Partners, Ltd.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,700,000 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,700,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 210520102

1.	Names of Reporting Persons. Michael P. Ehrenhaus (Reporting as one-third owner of CFC Partners, Ltd.) I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) [ ] (b.) [X]

3.	SEC USE ONLY

4.	Source of Funds* OO (Personal funds contributed to the working capital of CFC Partners, Ltd.)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,700,000 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,700,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000 shares

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 51.2%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer

          This statement (the "Statement") relates to the common stock, stated value $.01 per share (the "Common Stock"), of Consumers Financial Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1525 Cedar Cliff Drive, Camp Hill, Pennsylvania 17011.

Item 2. Identity and Background.

(a)	Name: This Statement is being filed by CFC Partners, Ltd. ("CFC Partners"), Donald J. Hommel, Shalom S. Maidenbaum and Michael P. Ehrenhaus (collectively, the "Reporting Persons").

(b)	Residence or business address: The business address of each of the Reporting Persons is 132 Spruce Street, Cedarhurst, New York 11516.

(c)

Present Principal Occupation or Employment:  (i) CFC Partners is a private corporation with no current business activities. (ii) Mr. Hommel is the president of Grace Moor, Inc., a privately owned construction management and real estate development company in New York. Mr. Hommel is also the Chairman of the Board, President and Chief Executive Officer of both CFC Partners and the Issuer. (iii) Mr. Maidenbaum is an attorney and a principal in the law firm of Rosenfeld and Maidenbaum, located at 132 Spruce Street, Cedarhurst, New York 11516. Mr. Maidenbaum is also Vice President and Secretary of both CFC Partners and the Issuer. (iv) Mr. Ehrenhaus is a medical doctor specializing in ophthalmology and is now conducting his residency at the Catholic Medical Centers of Brooklyn and Queens in Jamaica, New York.

(d)	Criminal Conviction: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order, as specified in this item.

(f)	Citizenship: CFC Partners is a New York corporation. Mr. Hommel, Mr. Maidenbaum and Mr. Ehrenhaus are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration: CFC Partners used $108,000 from its available cash funds to purchase the 2,700,000 common shares of the Issuer.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         The Reporting Persons are filing this Schedule 13D to report the acquisition of 2,700,000 shares of Common Stock of the Issuer by CFC Partners. In February 2002, the Issuer and CFC Partners entered into an option agreement which permitted CFC Partners to acquire a majority interest in the Common Stock of the Issuer. CFC Partners exercised its option to acquire such shares, and the 2,700,000 shares were issued on August 28, 2002. The Issuer currently has no business operations and had been in the process of completing a plan of liquidation and dissolution previously approved by its shareholders, which plan of liquidation and dissolution was terminated in connection with the exercise of the option by CFC Partners.

         CFC Partners acquired its majority interest in the Common Stock of the Issuer because it believes it can increase the value of such common shares. The Reporting Persons intend to pursue strategic alliances between the Issuer and other existing businesses, as well as the merger or combination of existing businesses with the Issuer. Although there are currently no specific agreements, contracts or other commitments with respect to any proposed alliances, mergers or other combinations, the Reporting Persons' future plans for the Issuer may relate to or result in (a) the acquisition by another person or entity of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (c) a sale or transfer of a material amount of the Issuer's assets, (d) a change in the present Board of Directors or management of the Issuer, including a change in the number or term of directors and the appointment of directors to fill existing vacancies on the Board, (e) a material change in the capitalization or dividend policy of the Issuer or (f) other material changes in the Issuer's business or corporate structure. The Reporting Persons' future plans for the Issuer may also relate to or result in other actions which are similar to those enumerated in (a) through (f) above.

         The Reporting Persons presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (g) through (i) of Item 4 of this Statement or any actions similar to any of those enumerated in subparagraphs (g) through (i).

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(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this Statement, CFC Partners beneficially owns 2,700,000 shares of Common Stock of the Issuer. Such shares represent 51.2% of the class of securities identified pursuant to Item 1. Mr. Hommel, Mr. Maidenbaum and Mr. Ehrenhaus each own one-third of the outstanding common stock of CFC Partners. Accordingly, Mr. Hommel, Mr. Maidenbaum and Mr. Ehrenhaus may each be deemed to beneficially own 2,700,000 common shares of the Issuer, although neither Mr. Hommel, Mr. Maidenbaum nor Mr. Ehrenhaus directly owns any common shares of the Issuer.

(b)

Under applicable provisions of the Pennsylvania Business Corporation Law, a person or entity that crosses certain ownership thresholds for the first time is prevented from voting the shares acquired unless the remaining shareholders approve the reinstatement of the voting rights of such shares at a meeting of shareholders. In that regard, a Special Meeting of Shareholders of the Issuer was held on January 9, 2003, at which meeting the holders of 50.99% of the remaining common shares outstanding voted to approve a proposal to reinstate the voting rights of the 2,700,000 shares owned by CFC Partners. As a result, CFC Partners has sole voting and dispositive power over the 2,700,000 shares of the Issuer. In addition, Mr. Hommel, Mr. Maidenbaum and Mr. Ehrenhaus, as the owners of CFC Partners, have shared voting and dispositive power with respect to such shares.

(c) During the past sixty (60) days, none of the Reporting Persons, either individually or as a group, has engaged in any transactions in the Issuer's Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2003
CFC PARTNERS, LTD.
By:	/s/ Donald J. Hommel Donald J. Hommel
President

By:	/s/ Donald J. Hommel Donald J. Hommel

By:	/s/ Shalom S. Maidenbaum Shalom S. Maidenbaum

By:	/s/ Michael P. Ehrenhaus Michael P. Ehrenhaus
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